UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SunCoke Energy Partners, L.P.

File No. 333-183162 - CF#28718

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SunCoke Energy Partners, L.P. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 8, 2012, as amended.

Based on representations by SunCoke Energy Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through December 31, 2020
Exhibit 10.8	through December 31, 2020
Exhibit 10.9	through December 31, 2020
Exhibit 10.10	through December 31, 2020
Exhibit 10.11	through December 31, 2020
Exhibit 10.12	through December 31, 2020
Exhibit 10.13	through January 1, 2022
Exhibit 10.14	through January 1, 2022
Exhibit 10.15	through January 1, 2022
Exhibit 10.16	through December 31, 2015
Exhibit 10.17	through August 8, 2022
Exhibit 10.18	through August 8, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel